
03025699

FORM 11-K


JUN 3 0 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended DECEMBER 31, 2002

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number ____________ 0-49807 ____________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Washington Gas Light Company
1100 H Street, N.W.
Washington, D.C. 20080

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Table of Contents

Exhibits



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel. (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Washington Gas Light Company
Capital Appreciation Plan

We have audited the accompanying statements of net assets available for benefits of Washington Gas Light Company Capital Appreciation Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of financial information for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

June 27, 2003

Washington Gas Light Company Capital Appreciation Plan
Statements of Net Assets Available for Benefits
As of December 31,

	2002	2001
Assets		
Investments (Notes 2 & 6)	$ 49,020,585	$ 55,689,316
Loan Fund	3,665,735	3,710,125
Total Assets	52,686,320	59,399,441
Net Assets Available for Benefits	$ 52,686,320	$ 59,399,441

The accompanying notes are an integral part of these statements.

Washington Gas Light Company Capital Appreciation Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31,

	2002	2001
Net Assets Available For Benefits Beginning of Year	$ 59,399,441	$ 65,355,825
Additions:		
Contributions		
Employee	4,766,349	4,524,744
Employer	737,709	695,784
Interest	272,648	275,779
Dividends	1,525,618	2,054,629
Realized Loss	(4,024,852)	(2,244,144)
Unrealized Depreciation	(5,456,582)	(5,991,025)
Total Additions	(2,179,110)	(684,233)
Deductions:		
Withdrawals	(2,805,474)	(3,745,771)
Loan Principal Payments	(1,722,162)	(1,507,503)
Fee	(6,375)	(18,877)
Total Deductions	(4,534,011)	(5,272,151)
Net Decrease	(6,713,121)	(5,956,384)
Net Assets Available for Benefits End of Year	$ 52,686,320	$ 59,399,441

The accompanying notes are an intergral part of these statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are reported using the accrual basis of accounting. Washington Gas Light Company Capital Appreciation Plan (CAP or Plan) investments in marketable securities are valued at quoted market prices. Schedule 1, which follows the Notes to Financial Statements, shows the cost and market value of the investments.

Estimates

In conformity with accounting principles generally accepted in the United States of America, the preparation of the financial statements requires the Plan Administrators to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

NOTE 2—DESCRIPTION OF THE CAPITAL APPRECIATION PLAN

Eligibility

Union-eligible employees of Washington Gas Light Company (Company) and certain of its subsidiaries are eligible to participate in the CAP on the date that they become an employee.

Contributions

The CAP permits employees to contribute on both an after-tax and pre-tax basis. Contributions that are made on a pre-tax basis to the CAP, up to $11,000 in 2002 (or 50% of compensation, whichever is less), are not reported as gross income on participating employees' respective Federal income tax returns for the year in which the contributions are made. (Employees who are age 50 or greater may contribute an additional $1,000.) Thus, these contributions reduce the amount of the employee's income subject to income tax withholding. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Dividends, interest and other income attributable to employee contributions under the CAP are not taxable to the participating employee when received by the Trustee and credited to the employee's account. These amounts are generally taxable when they are withdrawn or distributed to the participating employee.

Beginning in 2002, employees may contribute up to 50% of compensation (as defined) in a combination of pre-tax and after-tax contributions under the CAP, subject to the maximum dollar limits described above. However, under the after-tax provisions, employee contributions are limited to a maximum of 10% of compensation.

The CAP allows employees to make rollover contributions of funds from other qualified plans. The rollover contributions must satisfy the requirements of the Internal Revenue Code.

The Company contributes a pre-tax matching contribution, which varies between one to four percent of the employee's pre-tax contribution, depending on bargaining unit affiliation. The Company match for each bargaining unit is the following: Office and Professional Employees International Union-Local 2 – 100% of the first 2.5% of compensation contributed (effective April 1, 2003, this percentage increased to 100% of the first 3% of compensation contributed); Teamsters-Local 96 – 100% of the first 1.75% of compensation contributed; Shenandoah Gas – 100% of the first 1.25% of compensation contributed; Frederick Gas (IBEW Production & Maintenance) – 70% of the first 4% of compensation contributed; Frederick Gas (IBEW Clerical) – 70% of the first 4% of compensation contributed; and Hampshire Gas – 100% of the first 1% of compensation contributed.

Vesting

Employees are 100% vested at all times in the amounts credited to their accounts.

Investment Alternatives

The following is a description of each investment offered to participants at December 31, 2002. With the exception of the description for WGL Holdings, Inc. Common Stock, the description for each fund was derived from materials published by the fund sponsor. Such descriptions should be read in conjunction with the prospectus of the fund. Information on WGL Holdings, Inc. can be obtained from the annual and quarterly reports of WGL Holdings, Inc. filed with the Securities and Exchange Commission.

- Stable Value Fund (Putnam Stable Value Fund)—*Seeks preservation of principal and a stable rate of return by investing in a diversified group of high-quality investment contracts.*
- *Equity Income Fund (Fidelity Group Mutual Fund)—Invests primarily in income-producing equity securities that seek dividend yields that are higher than the composite yield on the stocks in the S&P 500 index.*
- New Opportunities Fund (Putnam Group Mutual Fund)—*Seeks long-term growth by investing primarily in common stocks of smaller and newer companies that Putnam Management believes offer above-average long-term growth potential.*
- Voyager Fund (Putnam Group Mutual Fund)—*Aggressively seeks growth by investing in a combination of smaller companies expected to grow over time, as well as in larger, more-established corporations.*
- International Stock Fund (T. Rowe Price Group Mutual Fund)—*Seeks total return on its assets from long-term growth of capital and income. The fund ordinarily invests at least 65% of its assets in the common stocks of established non-U.S. companies.*
- Conservative Portfolio (Putnam Group Asset Allocation Mutual Fund)—*Majority of investment focuses on fixed-income securities for income and capital preservation, with less emphasis on long-term growth, but also includes some stocks to boost returns.*

- Balanced Portfolio (Putnam Group Asset Allocation Mutual Fund)—*Balanced between stocks and bonds to offer growth potential with less volatility than the Growth Portfolio.*

- Growth Portfolio (Putnam Group Asset Allocation Mutual Fund)—*Majority of the investment is diversified among different common stocks to maximize potential for long-term growth.*

- Fidelity Low-Priced Stock Fund -- *Seeks a rise in principal by investing mainly in smaller companies whose shares are trading at a low price.*

- Vanguard 500 Index Fund -- *Seeks to provide long-term growth of capital and income by investing in all 500 stocks that make up the Standard & Poor's 500 Index in proportion to their weightings in the index.*

- *Vanguard Total Bond Market Index Fund -- Attempts to track the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. Bond market. The index consists of more than 5,000 U.S. Treasury, federal agency, mortgage-backed, and investment-grade corporate securities. Lehman Brothers is a registered trademark of Lehman Brothers, Inc.*

- WGL Holdings, Inc. Common Stock—*This fund invests only in the common stock of WGL Holdings, Inc. which is purchased (1) directly from WGL Holdings, Inc., (2) at a public sale on a recognized exchange, or (3) from a private source at a price no higher than would have been payable under (2). The price for all common stock purchased directly from WGL Holdings, Inc. is the average of the high and low prices for WGL Holdings, Inc. common stock from the close of the previous business day when the Company has wired to the trustee contributions and/or loan repayment amounts. All cash dividends paid on the shares in this investment are reinvested in WGL Holdings, Inc. common stock. Any shares resulting from a stock split or stock dividend on common stock credited to a participant's account are added to the participant's account.*

Distributions

When an employee retires or otherwise terminates employment with the Company due to disability or death, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts. The employee (or employee's beneficiary) may elect to receive the distribution in either a lump-sum or annual payments not to exceed ten years. When an employee terminates employment for reasons other than stated above, the employee (or employee's beneficiary) is eligible to receive his/her contributions, Company contributions made to the employee's account, plus interest and dividends earned to the latest valuation date on both amounts as a lump-sum distribution.

In-Service Withdrawals

Participants can make withdrawals of after-tax employee contributions and rollover contributions once a Plan Year. Participants can make withdrawals of pre-tax contributions once a Plan Year after attaining age 59-1/2.

Loans

The pre-tax feature of the CAP includes loan provisions to provide additional liquidity to participants. Repayment of loans cannot exceed five years with the exception of loans for the purchase of the participant's primary residence, in which case the repayment period cannot exceed 25 years.

Administration

The CAP is administered by the Vice President, Human Resources and the Vice President, Chief Financial Officer of Washington Gas Light Company.

A separate account is maintained for each participant in the CAP. A participant's contribution, as well as the corresponding Company contribution, is credited directly to his/her individual account. Investment earnings are allocated to participants' accounts in accordance with the CAP. Earnings on the accounts are determined on an accrual basis and include any realized or unrealized gains or losses. The Company has retained an outside firm as recordkeeper to maintain participants' accounts and to record contributions and allocate earnings to the participants in accordance with the CAP.

Amendment or Termination

The CAP may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the CAP.

NOTE 3—TAX STATUS

The CAP received its latest determination letter on March 5, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2001, is in compliance with applicable requirements under the Internal Revenue Code. The Plan Administrator and the Plan's tax counsel believe that the CAP is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Thus, no provision for income taxes has been included in the financial statements.

NOTE 4—CAP EXPENSES

Substantially all administrative expenses of the CAP, excluding fees for the audit of the Plan financial statements, were paid by the Plan.

NOTE 5—PLAN AMENDMENTS

The Plan was amended and restated effective January 1, 2001 to conform to changes in the law pursuant to regulatory and statutory requirements, and for other purposes. The Plan was also amended effective January 1, 2002 to comply with changes under the Economic Growth and Tax Relief Reconciliation Act of 2001.

NOTE 6—INVESTMENTS

The CAP's investments are held by a trustee. The accompanying Schedule 1 presents the fair value of investments as of December 31, 2002. The market value of the investments, including those investments that represent 5% or greater of the Plan's beginning Net Assets Available for Benefits, are as follows as of December 31 of the applicable year:

Description of Assets	2002	2001
Putnam Stable Value Fund	$13,380,885	$10,489,025
Fidelity Equity Income Fund	7,683,269	10,334,282
Putnam New Opportunities Fund	4,608,798	7,269,720
Putnam Voyager Fund	5,009,394	7,396,570
Putnam Growth Portfolio	2,500,425	3,048,340
WGL Holdings, Inc. Common Stock	9,896,541	11,680,885
Total 5% or Greater of Net Assets	43,079,312	50,218,822
Fidelity Low-Priced Stock Fund	651,427	140,147
T. Rowe Price International Stock Fund	927,440	1,072,687
Putnam Conservative Portfolio	1,122,739	1,191,445
Putnam Balanced Portfolio	2,235,152	2,743,102
Vanguard Total Bond Market Index Fund	817,234	130,635
Vanguard 500 Index Fund and Other	187,281	192,478
Total Investments	$49,020,585	$55,689,316

The following presents both the realized and unrealized losses that resulted in an overall net depreciation of the CAP's investments:

Appreciation/(Depreciation) of Assets

Realized Gain/(Loss)

	2002	2001
Putnam Stable Value Fund	$ -	$ -
Fidelity Equity Income Fund	(203,791)	104,874
Fidelity Low-Priced Stock Fund	(35,484)	-
Putnam New Opportunities Fund	(2,116,974)	(1,418,564)
Putnam Voyager Fund	(1,147,104)	(793,761)
T. Rowe Price International Stock Fund	(85,856)	(39,570)
Putnam Asset Allocation Funds:		
Conservative Portfolio	(45,682)	(18,611)
Balanced Portfolio	(156,296)	(104,638)
Growth Portfolio	(270,070)	(144,148)
WGL Holdings, Inc. Common Stock	47,994	170,774
Vanguard Total Bond Market Index Fund	(670)	(682)
Vanguard 500 Index Fund	(10,919)	182
Total Realized Loss	(4,024,852)	(2,244,144)

Unrealized Gain/(Loss)

	2002	2001
Putnam Stable Value Fund	-	-
Fidelity Equity Income Fund	(1,739,618)	(1,063,658)
Fidelity Low-Priced Stock Fund	(85,352)	6,854
Putnam New Opportunities Fund	(25,044)	(1,748,833)
Putnam Voyager Fund	(723,979)	(1,732,114)
T. Rowe Price International Stock Fund	(137,936)	(299,163)
Putnam Asset Allocation Funds:		
Conservative Portfolio	(60,558)	(58,552)
Balanced Portfolio	(237,263)	(173,337)
Growth Portfolio	(268,935)	(283,337)
WGL Holdings, Inc. Common Stock	(2,159,409)	(642,057)
Vanguard Total Bond Market Index Fund	16,235	(1,584)
Vanguard 500 Index Fund	(34,723)	4,756
Total Unrealized Loss	(5,456,582)	(5,991,025)
Net Depreciation of Assets	$(9,481,434)	$(8,235,169)

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN

Schedule 1 - Investments b/

As of December 31, 2002

EIN: 53-0162882

Plan No: 004

Name of Issuer	Number of Participants a/	Number of Shares	Account Balance at Cost	Market Value	Percent of Net Assets Available for Benefits at End of Year
Putnam Stable Value Fund	681	-	$ 13,380,885	$ 13,380,885 a/	25%
Fidelity Equity Income Fund (@$39.67/Share)	591	193,679.575	9,422,887	7,683,269	15%
Fidelity Low-Priced Stock Fund (@$25.17/Share)	82	25,881.090	736,779	651,427	1%
Putnam New Opportunities Fund (@$29.18/Share)	583	157,943.718	4,633,841	4,608,798	9%
Putnam Voyager Fund (@$13.05/Share)	579	383,861.625	5,733,373	5,009,394	10%
T. Rowe Price International Stock Fund (@$8.88/Share)	217	104,441.497	1,065,376	927,440	2%
Putnam Asset Allocation—Conservative Portfolio (@$ 7.94/Share)	166	141,402.948	1,183,297	1,122,739	2%
Putnam Asset Allocation—Balanced Portfolio (@$8.37/Share)	219	267,043.262	2,472,415	2,235,152	4%
Putnam Asset Allocation—Growth Portfolio (@$7.97/Share)	254	313,729.621	2,769,360	2,500,425	5%
WGL Holdings, Inc. Common Stock (@$23.92/Share)	742	413,734.976	12,055,951	9,896,541	19%
Vanguard Total Bond Market Index Fund (@$10.38/Share)	89	78,731.556	800,999	817,234	2%
Vanguard 500 Index Fund (@$81.15/Share)	43	2,307.836	222,004	187,281	0%
Total	4,246	2,082,757.704	$ 54,477,167	$ 49,020,585	94%

a/ The investments in the Stable Value Fund are stated at Contract value as they are insured contract investments. Employee counts are not maintained by individual investments within the Stable Value Fund.

b/ Excludes the value of the Loan Fund of $3,665,735.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN



Date June 27, 2003

Frederic M. Kline (Plan Administrator)
Vice President and
Chief Financial Officer
Washington Gas Light Company

Date June 27, 2003



Robert A. Sykes (Plan Administrator)
Vice President, Human Resources
Washington Gas Light Company



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

Board of Trade Building
1129 20th Street, NW, Suite 520
Washington, DC 20036
Tel. (202) 293-7500
Fax (202) 822-8126
washington.office
@mitchelltitus.com

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-104572) of the Washington Gas Light Company Capital Appreciation Plan of our report dated June 27, 2003, included in the Annual Report of the Washington Gas Light Company Capital Appreciation Plan on Form 11-K for the year end December 31, 2002.

Mitchell & Titus, LLP

Washington, DC
June 27, 2003

Exhibit 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned are the Plan Administrators of the Washington Gas Light Company Capital Appreciation Plan (the "Plan") and they hereby certify to the best of our knowledge that:

(a) the Annual Report on Form 11-K (the "Report") for the Plan complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(b) the information contained in the Report fairly presents, in all material respects, the financial condition and operations of the Plan.

This certification is being made for the exclusive purpose of compliance with the requirements of Section 906 of the Sarbanes-Oxley Act of 2002, and may not be disclosed, distributed, or used by any person for any reason other than as specifically required by law.



Frederic M. Kline
Plan Administrator



Robert A. Sykes
Plan Administrator

June 27, 2003